UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person Filing Statement)

Ordinary shares, nominal value €1.20 each
American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

With a Copy to:
Joseph B. Frumkin
Sergio J. Galvis
Richard A. Pollack
Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Endesa on January 26, 2007. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 14D-9.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on March 7, 2006 and amended from time to time thereafter, as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's Web site at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2005.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

Item 9.    Exhibits.

Item 9 is hereby amended and supplemented by adding the following:

(a) (2) (lix)	Q&A regarding EGM. February 22, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22nd, 2007	ENDESA, S.A.

	By:	/s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema Title: Manager of North America Investor Relations

FAQs

CONTENTS

I-	The purpose of Endesa’s Extraordinary General Shareholders’ Meeting

II-	Announcement and convening of the meeting, quorum, place and time

III-	Right to information

IV-	Attendance fee

V-	Methods of participating in the Shareholders’ Meeting

a.	DELEGATION OF PROXY

i.	Through long-distance communication
1.	By electronic means
2.	By postal mail
ii.	Attendance of the proxyholder at the Shareholders’ Meeting
iii.	Delivery of the proxy card to the Company Headquarters or to the premises set up for this purpose

b.	LONG-DISTANCE VOTING
i.	By electronic means
ii.	By postal mail

c.	DELIVERY OF THE ATTENDANCE CARD TO THE COMPANY HEADQUARTERS OR TO THE PREMISES SET UP FOR THIS PURPOSE

d.	ATTENDING THE SHAREHOLDERS’ MEETING

VI-	Voting and adoption of resolutions at the Shareholders’ Meeting

VII-	The Public Tender Offer

I-	The Purpose of Endesa’s Extraordinary General Shareholders’ Meeting

1.	Why has this Extraordinary General Shareholders’ Meeting been called?

As you probably already know, E.ON has made a public tender offer to all Endesa shareholders for a price of Euro 38.75 per share. This offer is conditional on specific amendments being made to Endesa’s Corporate Bylaws.

The Board of Directors has called this Extraordinary General Shareholders’ Meeting so that Endesa’s shareholders can decide whether or not these Corporate Bylaws should be amended.

The agenda of the Extraordinary General Shareholders’ Meeting is as follows:

•	Amendment of article 32 of the Corporate Bylaws (Limitation of voting rights).
•	Amendment of article 37 of the Corporate Bylaws (Number and classes of Directors).
•	Amendment of article 38 of the Corporate Bylaws (Term of office of Directors).
•	Amendment of article 42 of the Corporate Bylaws (Incompatibilities of Directors).

2.	Why is your participation important?

•	If you do not participate you will not receive the attendance fee.
•	The amendment of art. 32 of the bylaws requires the favourable vote of more than 50% of the subscribed voting capital
•	Non attendance will be equivalent to a “no” vote.
•	In the event that bylaws are not changed, shareholders may not have the option to sell their shares in this public tender offer.

2.1 What should I do to participate?

There are several ways. The easiest one is to send back a completed and signed attendance card, which your financial institution has sent or will be sending you and that will entitle you to participate in this Shareholders Meeting.

Please do not confuse the attendance card with the acceptance form for EON’s tender offer, which you may receive as well.

If you do not receive the attendance card, or if you lose your card, please see question 18.

2.2 If I want to accept E.ON’s offer, what should I do in the Shareholders Meeting?

If you want to accept E.ON’s offer, you should participate in the Shareholders Meeting and vote favourably for the proposed bylaws amendments in order to reduce the risk that the conditions for the completion of E.ON’s offer are not satisfied.

3.	Has the Board’s issued a recommendation with regard to this meeting?

Yes. Endesa’s Board of Director has recommended in favor of the amendments to its Corporate Bylaws and recommends shareholders participate in the Extraordinary General Shareholders’ Meeting and vote in favour of these Bylaws being amended for the following reasons:

Endesa’s Board of Directors, by a unanimous vote of members present or represented at a meeting held on February 6, 2007, viewed the terms of the E.ON Offer favourably for the following reasons:
A.	The consideration of Euro 38.75 per share offered by E.ON, which values Endesa’s total share capital at Euro 41,027 million, is fair, from a financial point of view, to the shareholders of Endesa.
B.	The consideration offered by E.ON consists entirely of cash, and the Offer is being made for 100 per cent of the outstanding shares.
C.
The Offeror has stated its intention to continue implementing Endesa’s commercial strategy, including Endesa’s investment plan, and to preserve Endesa’s workforce, as well as its goal of promoting the development of the Spanish gas and electricity market, all as reflected in the Prospectus.

II-	Announcement and convening of the meeting, quorum, place and time.

4.	When will the Extraordinary General Shareholders’ Meeting be held?

Endesa S.A.’s Extraordinary General Shareholders’ Meeting is to be held on March 20, 2007, at 11:00 a.m. at first call. In the event that the General Meeting cannot be held at first call because the necessary quorum is not achieved, it will be held in the same place and at the same time on March 21, 2007, at second call.

In consideration of the company’s present shareholder structure, the Meeting is likely to be held at first call on March 20, 2007.

5.	Where will the General Shareholders’ Meeting be held?

The Shareholders’ Meeting will be held in the “Palacio de Deportes de la Comunidad de Madrid”, Avenida de Felipe II, s/n, Madrid.

6.	Do these premises have access for disabled people?

Yes. The venue is fully adapted for disabled people.

7.	Getting there

Underground (metro)

-	Line 2, Ventas - Cuatro Caminos
Stations: Goya and Manuel Becerra

-	Line 4, Argüelles - Parque de Santa María
Station: Goya

-	Line 6, Circular
Stations: Manuel Becerra and O’Donnell

-	Line 9, Herrera Oria - Arganda
Station: Principe de Vergara

Bus

Bus stop on Avenida Felipe II

-	Line 21, P. Pintor Rosales - B. Salvador
-	Linea 15, Puerta del Sol - La Elipa
-	Line 29, Avenida Felipe II - Manoteras
-	Line 30, Avenida Felipe II - Pavones
-	Line 43, Avenida Felipe II - Estrecho
-	Line 53, Puerta del Sol - Parque San Juan Bautista
-	Line 63, Avenida Felipe II - B. Santa Eugenia
-	Line 63, Avenida Felipe II - B. Santa Eugenia

Bus stop on Calle Jorge Juan

-	Line C, Circular 1 and Circular 2

Bus stop on Calle O’Donnell

-	Line 2, Plaza Manuel Becerra - Reina Victoria
-	Line 28, Puerta de Alcalá - Barrio Canillejas

Bus stop on Calle Doctor Esquerdo

-	Line C, Circular 1 and Circular 2
-	Line 2, Plaza Manuel Becerra - Reina Victoria
-	Line 56, Diego de León - Puente de Vallecas
-	Line 71, Plaza de Manuel Becerra - Puerta de Arganda
-	Line 143, Plaza de Manuel Becerra - Villa de Vallecas

8.	What time do the doors open?

The meeting venue will be open to shareholders from 9.30 a.m.

9.	How has the Shareholders’ Meeting been announced?

The call notice for the meeting was published in the Official Mercantile Gazette (BORME) and in 41 general and financial national and regional newspapers on February 8, 2007.

All information relating to the Extraordinary General Shareholders’ Meeting is also available on Endesa, S.A’s Web page.

10.	Will the Shareholders’ Meeting be broadcast?

The Extraordinary General Shareholders’ Meeting will be broadcast live with access via a special link on Endesa, S.A.’s Web site.

11.	What quorum is necessary for the Shareholders’ Meeting to be deemed validly convened?

At the forthcoming Extraordinary General Shareholders’ Meeting there will items on the agenda relating to amendments to Endesa’s Bylaws requested by the company launching the Public Tender Offer. Therefore, for the meeting to be deemed validly convened the quorum established in article 26 of the Corporate Bylaws must be achieved, i.e. 50 per cent of the subscribed voting capital stock at the first call and 25 per cent at the second call.

III-	Right to information

12.	What information is available to the shareholder?

From the day the call notice for the Extraordinary General Shareholders’ Meeting was published until the date the meeting is held, shareholders will have access to the following information for a period of 40 days (longer than the minimum legal timeframe)
•	Call notice and agenda of the meeting.

•	Full text of the proposed resolutions in relation to each one of the agenda items.

•	Directors’ Report in relation to the resolutions in respect of bylaw amendments.

•	Attendance card, delegation of proxy and long-distance voting.

13.	How can I ask for information or clarification or ask any questions I may have concerning the Extraordinary General Shareholders’ Meeting?

Via the company’s Web site: www.endesa.es accessing the space dedicated to the Extraordinary General Shareholders’ Meeting - Shareholders’ Rights to Information.

Shareholders may also go in person to the Shareholders’ Office or send in their request by postal or electronic mail:

Calle Ribera del Loira Nº 60
28042 Madrid

Telephone: 900 666 900

e-mail: eoaccionista@endesa.es

14.	Where can I find information concerning the last Shareholders’ Meeting?

All information concerning the last Ordinary Shareholders’ Meeting is available on the company’s Web site: www.endesa.es, in the space dedicated to Shareholder and Investor Information.

Shareholders may also go in person to the Shareholders’ Office or send in their request by postal or electronic mail:

Calle Ribera del Loira Nº 60
28042 Madrid

Telephone: 900666900

e-mail: eoaccionista@endesa.es

15.	Where do I have to go to collect the documentation I need for the Extraordinary General Shareholders’ Meeting?

Shareholders may deliver their proxy cards and collect the pertinent documentation for the Extraordinary General Shareholders’ Meeting, in addition to the attendance gift, at the following addresses:

ANDALUSIA		Timetable
ALGECIRAS	AVD. VIRGEN DE LA PALMA EDIFICIO D.JUAN	9 - 14
BADAJOZ	AVDA. PERÚ, 27 (BADAJOZ-06011)	9 - 14
SEVILLE	AVDA.DE LA BORBOLLA 5 (SEVILLE)	9 - 14
HUELVA	CABECERA HUELVA, PASEO DE LA GLORIETA 8	9 - 14
CADIZ	CABECERA, CARACOLA, S/N	9 - 14
CORDOBA	CRT. AEROPUERTO KM. 2,5	9 - 14
SEVILLE	ENRAMADILLA I, C/DIEGO MTNEZ. BARRIO	9 - 14
ALMERIA	FEDERICO Gª LORCA, 82	9 - 14
MARBELLA	C/CASTILLO 1	9 - 14
GRANADA	C/ESCUDO DEL CARMEN, 31 (1st floor)	9 - 14
JAEN	EJERCITO ESPAÑOL, 4	9 - 14
MERIDA	AVDA.REINA SOFÍA 18	9 - 14
JEREZ	SAN JUAN DE DIOS,1	9 - 14
MALAGA	MAESTRANZA HEADQUARTERS	9 - 14
ARAGON
ZARAGOZA	SAN MIGUEL, 10	9 - 14
HUESCA	MIGUEL SERVET 8	9 - 14
TERUEL	RONDA DE AMBELES, 34	9 - 14
BALEARIC ISLANDS
IBIZA	PEDRO FRANCES 31	9 - 14
MAHoN	VASALLO 28	9 - 14
PALMA	JUAN MARAGALL,16	9 - 14
VIZCAYA
BILBAO	GRAN VIA DON DIEGO LÓPEZ DE HARO 68	9 - 14
CANARY ISLANDS
SANTA CRUZ DE TENERIFE	J.R. HAMILTON 7	9 - 14
LAS PALMAS	EDIFICIO WOERMANN	9 - 14
CATALONIA		9 - 14
BARCELONA	AV. VILANOVA,12	9 - 14
BARCELONA	AV.PARAREL,51	9 - 14
GIRONA	C/ Riu Güell, 158	9 - 14
VILANOVA Y LA GELTRU	C/ EUSEBIO MILLÁN, 22	9 - 14
MANRESA	C/ LLUCA, 9	9 - 14
SABADELL	CTR. MOLINS DE REI, 234	9 - 14
TARRAGONA	CTR. VALENCIA, KM 1157,5	9 - 14
LERIDA	MANGRANERS	9 - 14
HOSPITALET DE LLOBREGAT	MIGUEL HERNÁNDEZ, 93-95	9 - 14
GALICIA
LA CORUÑA	C/ MÉDICO RODRÍGUEZ, Nº 12-14	9 - 14
MADRID
MADRID	HEADQUARTERS RIBERA DEL LOIRA, 60	9 - 14 and 16 - 18
MADRID	DIEGO DE LEÓN, 33	9 - 14 and 16 - 18
MADRID	HOTEL ABBA MADRID - AVENIDA DE AMÉRICA, 32	9 - 14 and 16 - 18
MADRID	HOTEL MIGUEL ANGEL - MIGUEL ANGEL, 29-31	9 - 14 and 16 - 18
MADRID	HOTEL RAFAEL ATOCHA - MENDEZ ALVARO, 30	9 - 14 and 16 - 18
MADRID	HOTEL PUERTA CASTILLA - CASTELLANA, 91	9 - 14 and 16 - 18
VALENCIA
VALENCIA	GREGORIO MAYANS, 11	9 - 14

IV-	Attendance fee

16.	Will a fee be paid for attending the Extraordinary General Shareholders’ Meeting?

At its meeting of February 6, 2007 Endesa's Board of Directors resolved to pay an attendance fee of fifteen euro cents gross per share (0.15 euros gross per share) to all shareholders who participated in the Extraordinary General Shareholders’ Meeting, whether directly, by proxy or long-distance voting.

17.	When will the fee be paid?

Shareholders who participate in any form at the Extraordinary General Meeting, whether directly, by proxy, or by long-distance voting, shall be entitled to receive an attendance fee of fifteen euro cents gross per share (0.15 euros gross per share), to be paid through the member entities of the clearinghouse Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores (IBERCLEAR) beginning on the date of the Extraordinary General Shareholders’ Meeting.

The attendance fee is subject to taxation like a dividend. For this reason, a withholding of 18% will be applied to all individuals with a shareholding of less than 5% of the company’s capital.

Number ofº	Gross premium		Net premium		Number of	Gross premium		Net premium
shares		€18%	€	Pts.	shares		€18%	€	Pts.
1	0.15	0.03	0.12	20	100	15.00	2.70	12.30	2,047
2	0.30	0.05	0.25	41	101	15.15	2.73	12.42	2,067
3	0.45	0.08	0.37	61	102	15.30	2.75	12.55	2,087
4	0.60	0.11	0.49	82	103	15.45	2.78	12.67	2,108
5	0.75	0.14	0.62	102	104	15.60	2.81	12.79	2,128
6	0.90	0.16	0.74	123	105	15.75	2.84	12.92	2,149
7	1.05	0.19	0.86	143	106	15.90	2.86	13.04	2,169
8	1.20	0.22	0.98	164	107	16.05	2.89	13.16	2,190
9	1.35	0.24	1.11	184	108	16.20	2.92	13.28	2,210
10	1.50	0.27	1.23	205	109	16.35	2.94	13.41	2,231
11	1.65	0.30	1.35	225	110	16.50	2.97	13.53	2,251
12	1.80	0.32	1.48	246	111	16.65	3.00	13.65	2,272
13	1.95	0.35	1.60	266	112	16.80	3.02	13.78	2,292
14	2.10	0.38	1.72	287	113	16.95	3.05	13.90	2,313
15	2.25	0.41	1.85	307	114	17.10	3.08	14.02	2,333
16	2.40	0.43	1.97	327	115	17.25	3.11	14.15	2,354
17	2.55	0.46	2.09	348	116	17.40	3.13	14.27	2,374
18	2.70	0.49	2.21	368	117	17.55	3.16	14.39	2,394
19	2.85	0.51	2.34	389	118	17.70	3.19	14.51	2,415
20	3.00	0.54	2.46	409	119	17.85	3.21	14.64	2,435
21	3.15	0.57	2.58	430	120	18.00	3.24	14.76	2,456
22	3.30	0.59	2.71	450	121	18.15	3.27	14.88	2,476
23	3.45	0.62	2.83	471	122	18.30	3.29	15.01	2,497
24	3.60	0.65	2.95	491	123	18.45	3.32	15.13	2,517
25	3.75	0.68	3.08	512	124	18.60	3.35	15.25	2,538
26	3.90	0.70	3.20	532	125	18.75	3.38	15.38	2,558
27	4.05	0.73	3.32	553	126	18.90	3.40	15.50	2,579
28	4.20	0.76	3.44	573	127	19.05	3.43	15.62	2,599

29	4.35	0.78	3.57	593	128	19.20	3.46	15.74	2,620
30	4.50	0.81	3.69	614	129	19.35	3.48	15.87	2,640
31	4.65	0.84	3.81	634	130	19.50	3.51	15.99	2,661
32	4.80	0.86	3.94	655	131	19.65	3.54	16.11	2,681
33	4.95	0.89	4.06	675	132	19.80	3.56	16.24	2,701
34	5.10	0.92	4.18	696	133	19.95	3.59	16.36	2,722
35	5.25	0.95	4.31	716	134	20.10	3.62	16.48	2,742
36	5.40	0.97	4.43	737	135	20.25	3.65	16.61	2,763
37	5.55	1.00	4.55	757	136	20.40	3.67	16.73	2,783
38	5.70	1.03	4.67	778	137	20.55	3.70	16.85	2,804
39	5.85	1.05	4.80	798	138	20.70	3.73	16.97	2,824
40	6.00	1.08	4.92	819	139	20.85	3.75	17.10	2,845
41	6.15	1.11	5.04	839	140	21.00	3.78	17.22	2,865
42	6.30	1.13	5.17	860	141	21.15	3.81	17.34	2,886
43	6.45	1.16	5.29	880	142	21.30	3.83	17.47	2,906
44	6.60	1.19	5.41	900	143	21.45	3.86	17.59	2,927
45	6.75	1.22	5.54	921	144	21.60	3.89	17.71	2,947
46	6.90	1.24	5.66	941	145	21.75	3.92	17.84	2,967
47	7.05	1.27	5.78	962	146	21.90	3.94	17.96	2,988
48	7.20	1.30	5.90	982	147	22.05	3.97	18.08	3,008
49	7.35	1.32	6.03	1,003	148	22.20	4.00	18.20	3,029
50	7.50	1.35	6.15	1,023	149	22.35	4.02	18.33	3,049
51	7.65	1.38	6.27	1,044	150	22.50	4.05	18.45	3,070
52	7.80	1.40	6.40	1,064	151	22.65	4.08	18.57	3,090
53	7.95	1.43	6.52	1,085	152	22.80	4.10	18.70	3,111
54	8.10	1.46	6.64	1,105	153	22.95	4.13	18.82	3,131
55	8.25	1.49	6.77	1,126	154	23.10	4.16	18.94	3,152
56	8.40	1.51	6.89	1,146	155	23.25	4.19	19.07	3,172
57	8.55	1.54	7.01	1,167	156	23.40	4.21	19.19	3,193
58	8.70	1.57	7.13	1,187	157	23.55	4.24	19.31	3,213
59	8.85	1.59	7.26	1,207	158	23.70	4.27	19.43	3,234
60	9.00	1.62	7.38	1,228	159	23.85	4.29	19.56	3,254
61	9.15	1.65	7.50	1,248	160	24.00	4.32	19.68	3,274
62	9.30	1.67	7.63	1,269	161	24.15	4.35	19.80	3,295
63	9.45	1.70	7.75	1,289	162	24.30	4.37	19.93	3,315
64	9.60	1.73	7.87	1,310	163	24.45	4.40	20.05	3,336
65	9.75	1.76	8.00	1,330	164	24.60	4.43	20.17	3,356
66	9.90	1.78	8.12	1,351	165	24.75	4.46	20.30	3,377
67	10.05	1.81	8.24	1,371	166	24.90	4.48	20.42	3,397
68	10.20	1.84	8.36	1,392	167	25.05	4.51	20.54	3,418
69	10.35	1.86	8.49	1,412	168	25.20	4.54	20.66	3,438
70	10.50	1.89	8.61	1,433	169	25.35	4.56	20.79	3,459
71	10.65	1.92	8.73	1,453	170	25.50	4.59	20.91	3,479
72	10.80	1.94	8.86	1,474	171	25.65	4.62	21.03	3,500
73	10.95	1.97	8.98	1,494	172	25.80	4.64	21.16	3,520
74	11.10	2.00	9.10	1,514	173	25.95	4.67	21.28	3,541
75	11.25	2.03	9.23	1,535	174	26.10	4.70	21.40	3,561
76	11.40	2.05	9.35	1,555	175	26.25	4.73	21.53	3,581
77	11.55	2.08	9.47	1,576	176	26.40	4.75	21.65	3,602
78	11.70	2.11	9.59	1,596	177	26.55	4.78	21.77	3,622
79	11.85	2.13	9.72	1,617	178	26.70	4.81	21.89	3,643
80	12.00	2.16	9.84	1,637	179	26.85	4.83	22.02	3,663
81	12.15	2.19	9.96	1,658	180	27.00	4.86	22.14	3,684
82	12.30	2.21	10.09	1,678	181	27.15	4.89	22.26	3,704

83	12.45	2.24	10.21	1,699	182	27.30	4.91	22.39	3,725
84	12.60	2.27	10.33	1,719	183	27.45	4.94	22.51	3,745
85	12.75	2.30	10.46	1,740	184	27.60	4.97	22.63	3,766
86	12.90	2.32	10.58	1,760	185	27.75	5.00	22.76	3,786
87	13.05	2.35	10.70	1,780	186	27.90	5.02	22.88	3,807
88	13.20	2.38	10.82	1,801	187	28.05	5.05	23.00	3,827
89	13.35	2.40	10.95	1,821	188	28.20	5.08	23.12	3,848
90	13.50	2.43	11.07	1,842	189	28.35	5.10	23.25	3,868
91	13.65	2.46	11.19	1,862	190	28.50	5.13	23.37	3,888
92	13.80	2.48	11.32	1,883	191	28.65	5.16	23.49	3,909
93	13.95	2.51	11.44	1,903	192	28.80	5.18	23.62	3,929
94	14.10	2.54	11.56	1,924	193	28.95	5.21	23.74	3,950
95	14.25	2.57	11.69	1,944	194	29.10	5.24	23.86	3,970
96	14.40	2.59	11.81	1,965	195	29.25	5.27	23.99	3,991
97	14.55	2.62	11.93	1,985	196	29.40	5.29	24.11	4,011
98	14.70	2.65	12.05	2,006	197	29.55	5.32	24.23	4,032
99	14.85	2.67	12.18	2,026	198	29.70	5.35	24.35	4,052
100	15.00	2.70	12.30	2,047	199	29.85	5.37	24.48	4,073

V-	Methods of participating in the Shareholders’ Meeting

Any shareholders wishing to participate by any of the stipulated methods in the Shareholders’ Meeting must present an attendance card.

18.	What must I do if I do not receive the attendance card for the Shareholders’ Meeting, or if I lose it?

You must ask the financial institution where your shares are deposited for a copy of the attendance card or a certificate which proves that you are indeed a shareholder.

19.	What must I do if I have to modify any of the personal data featured on the attendance/proxy card?

To make changes in the personal data of the card for this or future Shareholders’ Meetings, please notify the financial institution where your shares are deposited.

However, with the attendance card you have received, you will be able to attend the Shareholders’ Meeting and vote provided that your name and surnames, tax ID and the number of your shares are correct, and that, individually or together with others, you hold at least 50 shares.

a- REPRESENTATION

1- Through long-distance communication

20.	How can I be represented at the Extraordinary General Shareholders’ Meeting?

All shareholders may be represented at the Shareholders’ Meeting by another person. Proxies must be granted in writing and specifically for each Shareholders’ Meeting.

Since the attendance cards must be used by the shareholders as a document granting proxy at the Meeting, if shareholders wish to grant said proxy they must sign and duly fill out the card and indicate thereon the name of the person representing them.

Nevertheless, proxy is always revocable, so that if a shareholder does personally attend a Shareholders’ Meeting the power of proxy shall automatically be annulled.

Proxies may also be granted through long-distance communication, namely via postal or electronic correspondence.

21.	How can I grant a proxy through long-distance communication?

There are two ways:

1. By electronic means:

To grant a proxy by electronic communication with the Company, Endesa shareholders must go to the Company’s Web site at www.endesa.es, access the link to the Extraordinary General Meeting, and select the “Long-Distance Voting and Proxies” option.

Adequate guarantees to ensure the authenticity and identity of the shareholder granting the proxy are a qualified electronic signature and an advanced electronic signature, where they are based on a qualified electronic certificate for which there is no record of its revocation and which has been issued by the Spanish Public Certification Authority (CERES), which reports to the Spanish Mint.

All shareholders who have an electronic signature that meets the requirements indicated and who identify themselves by that signature, and all shareholders holding an electronic identity card (e-ID) may grant a proxy by going to the Company’s Web site at www.endesa.es and following the procedure established there.

Shareholders granting proxy using electronic means must notify the designated representative in this connection, unless said representative is a member of the Board of Directors or the Secretary to the Board of Directors of Endesa (such notice is deemed to have been served upon receipt by Endesa of the electronic proxy).

On the date and at the venue of the Meeting, the designated proxyholders must identity themselves with their national identity card or passport, if appropriate together with a copy of the electronic proxy, so that the Company can check the proxy granted to them.

The proxyholder can only exercise the shareholder’s vote by attending the Meeting in person.

2. By postal mail:

To grant postal proxies, shareholders must fill out and sign the “Proxies” section on the attendance card, issued on paper by the financial institution where the shares are deposited.

The proxyholder can only exercise the vote by attending the Shareholders’ Meeting in person.

Shareholders may send the duly completed and signed card:

•	By postal mail to the following address: ENDESA, S.A. (EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING), CALLE RIBERA DEL LOIRA, 60, 28042 MADRID.
•	Using the “prepaid” envelope, if any, accompanying the card.
•	By a courier service equivalent to the postal service to the above address.
•	By handing in the completed and signed card to the entity where the shares are held, ensuring that the entity forwards the card to ENDESA, in due time and form.

On the date and at the venue of the Meeting, the designated proxyholders must identify themselves with their national identity card or passport, if appropriate together with a copy of the proxy, so that the Company can check the proxy granted to them.

22.	What is the deadline for receipt of proxies granted via long-distance means?

Proxies granted via long-distance means (whether electronically or by postal mail) must be received by the Company 24 hours prior to the date and time when the meeting is scheduled at FIRST CALL.

Otherwise, the proxy will be deemed not to have been granted, unless its later receipt prior to the holding of the Shareholders’ Meeting poses no material problems for the verifications and calculations required in connection with preparing for and holding the Meeting.

23.	What are the priorities established between proxy, long-distance voting and personal attendance at the General Shareholders’ Meeting?

•
Personal attendance at the Shareholders’ Meeting by shareholders who have granted a proxy or already cast their vote via long-distance means, by whichever means, will render the proxy or vote cast via long-distance means ineffective.

•
Likewise, whichever means was used to cast it, a vote will render any proxy granted electronically or by means of a printed card ineffective, and the proxy will be deemed to have been revoked if granted previously, or not to have been granted at all if granted subsequently.

24.	What are the priorities between various proxies?

Should a shareholder validly grant several proxies, the last one received by the Company will prevail.

2- Attendance of the proxyholder at the General Shareholders’ Meeting

Shareholders may participate in the meeting via a proxy, who shall attend the Meeting in person, in order to execute their instructions.

3- Delivery of the proxy card at the Company Headquarters or at the premises designated for this purpose

Shareholders may hand in their cards at the Company headquarters or commercial premises, having duly completed the proxy or voting sections.

b- LONG-DISTANCE VOTING

25.	How can I vote by long-distance communication?

There are two ways:

1. By electronic means:

To vote via long-distance electronic communication with the Company, Endesa shareholders must go to the Company’s Web site at www.endesa.es, access the Extraordinary General Shareholders’ Meeting link, and select the “Long-distance Voting and Proxies” options.

Adequate guarantees to ensure the authenticity and identity of the shareholder granting the proxy are a qualified electronic signature and an advanced electronic signature, where they are based on a qualified electronic certificate for which there is no record of its revocation and which has been issued by the Spanish Public Certification Authority (CERES), which reports to the Spanish Mint.

All shareholders who have an electronic signature that meets the requirements indicated and who identify themselves by that signature, or an Electronic Identity Card (e-ID) may vote on the business on the agenda for the Shareholders’ Meeting by going to the Company’s Web site at www.endesa.es and following the procedure established therein.

2. By postal mail:

For long-distance postal voting, shareholders must fill out and sign the “Long-Distance Postal Voting ” section of the card for attendance, proxies and long-distance voting issued on paper by the entity where they have deposited their shares.

Having filled out and signed by hand the card for attendance, proxies and long-distance voting in the “Long-Distance Postal Voting” section, shareholders can send the card:

•	By postal mail to the following address: ENDESA, S.A. (EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING), CALLE RIBERA DEL LOIRA, 60, 28042 MADRID.
•	Using the “prepaid” envelope, if any, accompanying the card.
•	By a courier service equivalent to the postal service to the address indicated above.
•
By handing in the filled-out and signed card to the entity participating in IBERCLEAR at which they have deposited their shares, ensuring that the entity forwards the card to ENDESA, in due time and form.

If the attendance card issued by the entity at which the shares are deposited does not have a “Long-Distance Postal Voting” section, shareholders wishing to cast their votes by postal mail must download a Long-distance Voting Card from the ENDESA Web site at www.endesa.es, print it on paper, and fill it out and sign it, together with the attendance card issued by the entity.

Having filled out both cards and signed them by hand, shareholders can send them:

•	By postal mail to the following address: ENDESA, S.A. (EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING), CALLE RIBERA DEL LOIRA, 60, 28042 MADRID.
•	By a courier service equivalent to the postal service to the address indicated above.
•
By handing over the filled-out and signed card to the entity participating in IBERCLEAR at which they have deposited their shares, although they must make sure that the entity forwards the card to ENDESA, in due time and form.

26.	What is the deadline for receipt of long-distance votes?

Votes cast via long-distance means (whether electronically or by post) must be received by the Company 24 hours prior to the date and time when the meeting is scheduled at FIRST CALL.

Otherwise, the proxy will deemed not to have been granted and the vote not to have been cast, unless their later receipt prior to the holding of the Shareholders’ Meeting poses no material problems for the verification and calculations required in connection with preparing for and holding the Meeting.

Personal attendance at the Shareholders’ Meeting by shareholders who have cast their vote via long-distance means, whichever means was used to do so, will render the vote cast via long-distance means ineffective.

27.	What is the consideration given to long-distance voting?

Shareholders with the right to attend and who cast their votes via long-distance means as provided will be deemed to be present for the purpose of convening the Shareholders’ Meeting.

28.	How can I obtain an electronic certificate issued by the Spanish Public Certification Authority (CERES) which reports to the Spanish Mint, to exercise my rights using long-distance means?

There is detailed information about how to obtain a User’s Certificate on the Web site of the Spanish Mint (www.fnmt.es). However, the procedures may be summed up as follows:

From the homepage of the aforementioned Web site (www.fnmt.es) click on the link “CERES” to access the Spanish Public Certification Authority (CERES). .

Then click on the “Certificado de Usuario de la FNMT” , on “Obtención” and follow the instructions. The programme will ask you for your Tax Identification Number and will generate a password which you will have to present, along with your National Identity Card, to one of the public bodies listed.

You can then perform step three which is to upload the User Certificate onto your computer. Once you have completed this step and verified that the operation has been performed successfully, you may vote or grant proxies electronically.

c- DELIVERY OF THE CARD AT THE COMPANY HEADQUARTERS OR AT THE PREMISES DESIGNATED FOR THIS PURPOSE

Shareholders may deliver their signed card, in exercise of their right to vote or proxy, at Endesa's Registered Offices or at the premises designated for this purpose.

d- ATTENDANCE AT THE GENERAL SHAREHOLDERS’ MEETING

29.	Who is entitled to attend the Extraordinary General Shareholders’ Meeting and what must they do to attend?

All shareholders who, individually or together with others, hold at least 50 shares may attend the Shareholders’ Meeting.

You must have the attendance card provided by your financial institution in order to attend the Meeting.

In accordance with the provisions of Article 27 of the Bylaws, shareholders who, individually or grouped together with others, hold at least 50 shares, may attend Shareholders’ Meetings provided that they have registered their shares in the appropriate book entry accounting record five days before the Meeting is held and they obtain the relevant attendance card.

As indicated, to attend the Shareholders’ Meeting shareholders will need the attendance card issued by the financial institution at which their shares are deposited, as from the date on which the Meeting is announced in the Official Mercantile Gazette (BORME) and the journal of call notices, and which the same financial institution shall send directly to shareholders.

The attendance card is the document which shareholders’ financial institutions send shareholders featuring their personal data, data relating to the securities account in which their shares are deposited and also the information pertaining to the Extraordinary General Shareholders’ Meeting: agenda, amount of the attendance premium, instructions for voting or granting proxies, etc.

30.	Can I attend the Meeting if I do not have the minimum number of shares required?

Yes, but you must group together with other shareholders to attain the minimum number of 50 shares and for proxy purposes.

31.	How can I intervene during the course of the General Shareholders’ Meeting?

In accordance with the Regulations of the General Shareholders’ Meeting, the Chairman will invite shareholders who wish to participate in the meeting to have their request duly noted in the presence of the Notary, indicating their personal data and the number of shares which they hold or represent. The Chairman will invite shareholders who have so requested to take the floor.

During the time allotted for speaking on the floor, shareholders may request such reports or clarifications as they deem necessary regarding the items on the agenda, or any other matter which they consider appropriate.

Article 18 of the Regulation of the General Shareholders’ Meeting states that each shareholder shall initially have five minutes on the floor, although the Chairman of the Meeting may extend the time allotted.

Shareholders who wish to have the entirety of what they say on the floor noted in the Minutes must expressly make a request to this effect and deliver to the Notary, before taking the floor, the written transcript of their speech so that it can be verified and subsequently attached to the original Minutes.

32.	What is the deadline for me to acquire shares and thereby become entitled to attend the General Shareholders’ Meeting?

To attend, grant a proxy or vote at a General Shareholders’ Meeting you may acquire shares up to five days prior to the date of the Meeting, requesting the due certification of your position as shareholder from the financial institution where you deposit your shares.

33.	Can I attend the Meeting accompanied?

Only if the other person is a shareholder or holds a proxy from a shareholder.

VI-	Voting and adoption of resolutions at the Shareholders’ Meeting

34.	How many votes does a shareholder have at the Meeting?

Shareholders are granted one vote per share held or represented. Notwithstanding the above, no shareholder may, in relation to the shares held cast a number of votes higher than that corresponding to 10 per cent of the total voting capital stock existing at any given time even if the shares held exceed said percentage, in accordance with Article 32 of the Bylaws.

35.	How can I exercise my right to vote if I attend the General Shareholders’ Meeting in person?

In the event that you attend the Meeting in person, you must take into account that, in accordance with the Regulations of the General Shareholders’ Meeting, all votes attending the meeting are considered to be favourable to the proposals listed on the agenda, unless the Notary is notified, in writing or in person, of your vote against the proposal, blank vote or abstention.

Nevertheless, in the case of resolutions concerning items not included on the agenda, the votes corresponding to all the shares attending the Meeting, unless the Notary is notified in writing or in person of their vote for, blank vote or abstention, will be deemed to be votes against the proposal put to a vote.

Notwithstanding the above, and having regard to the circumstances prevailing in each case, the Chairman of the Meeting may resolve that any other system for determining votes be used.

Furthermore, shares which appear on the list of attendees less those of holders or proxyholders who have absented themselves from the Meeting before the voting and have placed this circumstance on record in the presence of the Notary, will be deemed to be shares attending the Meeting.

However, shareholders may also be cast their votes by long-distance communication, namely via postal or electronic correspondence.

36.	How can I find out about the resolutions approved at the Meeting if I am unable to attend?

Shareholders may apprise themselves of the resolutions adopted by the Shareholders’ Meeting on the Company’s Web site.

They may also visit the Shareholders’ Office in person or address a request thereto by post or e-mail to receive all information pertaining to the Extraordinary Meeting.

Calle Ribera del Loira Nº 60
28042 Madrid
Telephone No.: 900666900
e-mail: eoaccionista@endesa.es

VII-	The Public Tender Offer

37.	What does this Extraordinary Shareholders’ Meeting have to do with the takeover offer for ENDESA?

For the bid launched by E.ON to go ahead, i.e., so that you can sell your shares as part of this offer, among other things an Extraordinary Shareholders’ Meeting must be convened and the proposals presented must be approved, unless E.ON voluntarily waives this condition.

38.	Shall I sell my shares or not? What would you recommend? What has the Board of Directors recommended to shareholders? At what price should I sell my shares?

The only one who can make that decision is you. All we can do is to inform you that according to the law, Endesa’s Board of Directors made a public report explaining its opinion. Almost literally, the fundamental aspects, of this opinion are:

In its report on the takeover bid, Endesa’s Board of Directors, values the terms of the offer favourably.

The members of the Board of Directors, who attended the meeting on 6 February 2007, and who hold, directly or indirectly, shares in Endesa, have not yet made a decision as to whether or not to accept the offer in respect of the shares which they hold, and they expect to be in a position to make such a decision after the Extraordinary General Shareholders’ Meeting which will rule on the modifications to the Bylaws to which the Offerer has bound the offer; they undertake to publicise their decision as soon as they make it and always within the acceptance period of the takeover offer.

The price set by E.ON is Euro 38.75 per share in cash. The Board of Directors of Endesa values the terms of the offer favourably (see question 3).

39.	What do I have to do to sell my shares to E.ON? Can I sell them before the Shareholders’ Meeting?

To sell your shares in Endesa to E.ON and receive Euro38.75* in cash per share, you must instruct the financial institution at which your shares are deposited to sell in the public tender offer by E.ON, duly completing the sale form or issuing the sell order by telephone, Internet or any other mechanism which you normally use with that depositary entity.

The period to tender your Endesa´s shares in E.ON’s offer is from 26 January to 29 March, 2007.

* This amount may be reduced by any dividend paid out by Endesa prior to publication of the outcome of the offer.

However, you can sell your shares in the market normally prior, during and, evaluating the possible increase in risk, after the acceptance period of the offer.

40.	What happens if I don’t want to sell my shares?

You are not under any obligation to sell your shares. You can continue to be a shareholder in Endesa. You should, however, be aware that if the bid is successful, there will be a change in the company’s shareholder structure which could mean a change in both its strategy and its dividend policy. The company will remain listed (in this event is not sure if the shares will stay at the same price levels) although it is worth remembering that if the majority of shareholders sell their shares in the bid, ENDESA could be delisted in a relatively short period of time. However, before this happened you would be given fresh opportunities to sell your shares.

41.	Important dates and deadlines for selling my shares.

-	26 January to 29 March: This is the acceptance period for the offer.
-	20 March: Extraordinary General Shareholders’ Meeting.

42.	Could there be a third bid?

The CNMV has stated that no additional bids can be admitted until E.ON’s offer is completed or withdrawn.

43.	Could E.ON withdraw from the process and declare its bid INVALID?

E.ON may decide not to complete its bid if it fails to meet any of the requirements the bid is conditioned on:

-	Acceptance threshold: 50.01% of the share capital
-	Modification of Endesa’s Corporate Bylaws: Articles 32, 37, 38 and 42.

If both requirements are met, E.ON is required to complete its bid and pay for all tendered shares. However, if one or more of these requirements is not met, E.ON is free to decide whether to complete its bid,and accept the tendered shares for payment.

44.	If the bid is successful, could the dividend I receive every year be affected?

If the bid is successful there will be a change in the shareholder structure. The Company’s new owners could decide to change the dividend policy.

    Where can I get more information?

♦	If you are calling from Spain: Endesa’s freephone number 900 666 900 (national call).
♦	If you are calling from elsewhere in Europe: the freephone number of DF King (proxy agent): + (800) 5464-5464; and if you are calling from the United States: +1 (800) 549-6746
♦	On Endesa’s Web site
♦	On the Spanish Securities Market Commission Web site
♦	On the Securities and Exchange Commission’s Web site www.sec.gov
♦	On the freephone number provided by E.ON: 00800 7710 9971 or its Web site

NOTE: The answers provided here are intended as guidance, without prejudice to the strict application of legislation in force.

Investors are urged to read the Prospectus, Report, Notice of Endesa’s EGM and other material relating thereto, all as filed with the Comisión Nacional del Mercado de Valores (the "CNMV") as well as Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9 as amended from time to time and filed by Endesa with the U.S. Securities and Exchange Commission (the “SEC”).
Such documents, further amendments thereto and other public filings made from time to time by Endesa with the CNMV or the SEC contain important information and are available without charge from the Endesa’s Web site at www.endesa.es, from the the CNMV’s Web site at www.cnmv.es and from the SEC’s Web site at www.sec.gov and at Endesa’s principal executive offices in Madrid, Spain."

Se ruega a los inversores que lean el Folleto explicativo de la Oferta Pública de Acciones de E.On, el Informe elaborado al respecto por el Consejo de Administración de Endesa y la información sobre la Junta Extraordinaria de Accionistas que han sido registrados en la Comisión Nacional del Mercado de Valores (CNMV), así como el Solicitation/Recommendation Statement del Formulario 14D-9 que es corregido periódicamente y registrado por Endesa en la U.S. Securities and Exchange Commission (SEC). Estos documentos, otras correcciones relacionadas y otros registros públicos realizados periódicamente por Endesa en la CNMV o en la SEC contienen información importante y están disponibles de manera gratuita en el Web site de Endesa (www.endesa.es), en el de la CNMV (www.cnmv.es), en el de la SEC (www.sec.gov) y en las oficinas de la sede social de Endesa en Madrid (España).